============================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO
                              (Amendment No. 65)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000
         ============================================================

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $55.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.


ITEM 11.  ADDITIONAL INFORMATION.

          On January 2, 2002, Weyerhaeuser sent a letter to the board of directors of Willamette regarding the Offer and proposed business combination transaction. The text of the press release issued by Weyerhaeuser is filed as Exhibit (a)(5)(LLL) hereto.

ITEM 12.        EXHIBITS.

(a)(5)(LLL)     Press release issued by Weyerhaeuser Company, dated
                January 2, 2002.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                           by

                                                 /s/ STEVEN R. ROGEL
                                              --------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President


                                        WEYERHAEUSER COMPANY,

                                           by

                                                /s/ STEVEN R. ROGEL
                                              --------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President and Chief
                                                     Executive Officer


           Dated: January 2, 2002

                                 EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

(a)(5)(LLL)     Press release issued by Weyerhaeuser Company, dated
                January 2, 2002.

                                                           Exhibit (a)(5)(LLL)

                                                   [Weyerhaeuser Company logo]

NEWS RELEASE

For Immediate Release


             WEYERHAEUSER REITERATES $55 OFFER TO WILLAMETTE BOARD


FEDERAL WAY, Wash., January 2, 2002 - Weyerhaeuser Company (NYSE: WY) today sent a letter to the board of directors of Willamette Industries, Inc. (NYSE: WLL). The full text of the letter follows:



         January 2, 2002

         Board of Directors
         Willamette Industries, Inc.
         1300 Southwest Fifth Avenue
         Portland, Oregon 97201

         Dear Board Members:

         Since December 18, 2001, our respective financial advisors have had a number of discussions regarding the Willamette business and possible synergies that may be achieved by combining Willamette and Weyerhaeuser. We carefully reviewed the information and the synergy estimates provided by Willamette's advisors to determine whether we had overlooked or inappropriately estimated any synergy items in our prior work. While we found areas where we agree, in other areas much of the synergy opportunities presented by Willamette's advisors have already been realized by Weyerhaeuser through operational changes and acquisitions since mid-1998 and are essentially the same synergies Willamette has been using publicly over the past year. Our review of this information has confirmed our previous estimate that a combination of Weyerhaeuser and Willamette now would result in approximately $300 million in synergies.

         We have provided Willamette's financial advisor with a detailed review of why we believe Willamette's synergy estimate is not achievable. Among other things, Willamette's estimated wood products savings incorporate additional synergies in distribution that we think are not attainable because: the end customer for many of our products is different; Weyerhaeuser does not have excess capacity in its systems; and the estimates do not incorporate the associated capital or ongoing

                                    -more-
         costs to achieve the synergies. Furthermore, Willamette's proposed savings in containerboard do not account for the significant changes Weyerhaeuser has made to its own operations since the acquisition of MacMillan Bloedel in 1999. As previously disclosed, Weyerhaeuser has generated over $200 million in savings from that transaction, which limits the potential savings achievable with Willamette. In addition, the Willamette estimates incorporate savings for facilities Weyerhaeuser has already closed. Finally, for the white paper business, it is inappropriate to include savings from Port Wentworth because Weyerhaeuser has already incorporated the benefits of this project and Willamette's other previously announced value-enhancing initiatives in our offer.

         Based on a thorough analysis of everything Willamette has provided, $55 per share represents the highest price we are prepared to pay for Willamette. This is a premium offer that gives Willamette shareholders full and fair value for their investment in Willamette, including potential synergies of the proposed combination. While we are disappointed that you have not authorized Willamette's advisors to negotiate a definitive merger agreement, we are prepared to meet immediately to do so. That would permit our $55 cash offer to be received promptly by Willamette shareholders.


         Sincerely yours,

         /s/ Steven R. Rogel
         Steven R. Rogel
         Chairman, President and Chief Executive Officer




IMPORTANT INFORMATION
Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $55.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 9, 2002. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

                                    -more-

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:
   ANALYSTS                                                    MEDIA
   Kathryn McAuley         Joele Frank / Jeremy Zweig          Bruce Amundson
   Weyerhaeuser            Joele Frank, Wilkinson              Weyerhaeuser
   (253) 924-2058          Brimmer Katcher                     (253) 924-3047
                           (212) 355-4449